

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2019

Xiao Ping Zhang
Chairman and Chief Executive Officer
SORL Auto Parts Inc.
No. 2666 Kaifaqu Avenue
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re: SORL Auto Parts Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 000-11991**

Dear Mr. Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure